BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


06012846


BAA

19 April 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL


SEC MAIL PROCESSING SECTION
RECEIVED
APR 25 2006
152
WASH. D.C.

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch
Assistant Company Secretary

APR 26 2006

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 19 April 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
SIP 18 April 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

Director/PDMR Shareholding

BAA plc ("BAA") - Notification of change in directors' and senior executives' interests in shares reportable under FSA Disclosure Rule 3.1.2
Acquisition of shares under the BAA Share Incentive Plan

In accordance with Disclosure Rule 3.1.4R(1), I hereby give notice that BAA has on 19 April 2006 been advised that on 18 April 2006, the Trustee of the BAA Share Incentive Plan acquired the following number of BAA 100p ordinary shares at £8.57500 per share on behalf of the following directors and senior executives:

Director	Number of shares	Senior Executives	Number of shares
Mr M Clasper	15	Paul Griffiths	15
Mrs M Ewing	15	Terry Morgan	15
Mr M Temple	15	Duncan Garrood	15
Mr T Ward	15	Colin Hargrave	15
		Andrew Jurenko	15
		Richard Rundle	15

19 April 2006